SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

WESTWAY GROUP, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Warrants to Purchase Common Stock, $0.0001 par value

(Title of Class of Securities)

96169B 118

(CUSIP Number of Common Stock Underlying Class of Securities)

James B. Jenkins

Chief Executive Officer

365 Canal Street, Suite 2900

New Orleans, Louisiana 70130

(504) 525-9741

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

with a copy to:

Craig L. Godshall, Esq.

Stephen M. Leitzell, Esq.

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

(215) 994-4000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$5,979,987	$427

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based on the purchase of 45,999,900 warrants, each to purchase one share of common stock, at the purchase price of $0.13 per warrant.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $71.30 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-1 1(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$427	Filing Party:	Westway Group, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	August 9, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed by Westway Group, Inc., a Delaware corporation (“Westway” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Westway’s offer to purchase for cash up to 45,999,900 warrants, each exercisable for one share of its common stock, par value $0.0001 per share (the “warrants”), at a price of $0.13 per warrant, net to the seller in cash, without interest. Westway’s offer is subject to the terms and conditions set forth in the Offer to Purchase dated August 9, 2010 (the “Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”), which, as amended or supplemented from time to time, including pursuant to this Amendment No. 1, together constitute the offer (the “Offer”) and copies of which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B).

The information, including all schedules and annexes thereto, which were previously filed with the Schedule TO, is hereby incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.

The Offer to Purchase is hereby amended as follows:

(1)	The first paragraph under the heading “FORWARD-LOOKING STATEMENTS” on page 5 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“This Offer to Purchase includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as ‘forward-looking statements.’”

(2)	The third paragraph under the sub-heading “Certain Effects of the Offer” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) on page 10 of the Offer to Purchase is hereby deleted in its entirety.

(3)	The last two sentences under the sub-heading “Determination of Validity; Rejection of Warrants; Waiver of Defects; No Obligation to Give Notice of Defects” in Section 3 (“Procedures for Tendering Warrants”) on page 14 of the Offer to Purchase are hereby amended and restated in their entirety as follows:

“We have the right to interpret the terms of and conditions to the Offer, including the Letter of Transmittal and the instructions thereto, which interpretation may be subject to challenge by any security holder in any court of competent jurisdiction. Any determination of such a court of competent jurisdiction will be final and binding on the parties.”

(4)	The first paragraph in Section 6 (“Conditions of the Offer”) on page 16 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“Notwithstanding any other provision of the Offer, we will not accept for payment, purchase or pay for any warrants tendered, and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for warrants tendered, subject to the rules under the Exchange Act, if: (1) there are not validly tendered or withdrawn before the expiration of the Offer a number of warrants representing at least 80% of the total number of warrants outstanding (not including the Underwriter Warrants or the Founder Warrants) or (2) at any time on or after the commencement of the Offer and before the Expiration Date, there has been threatened in writing, instituted or is pending any action, suit or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or by any other person, domestic, foreign or supranational, before any court, authority, agency or other tribunal that challenges or seeks to make illegal, or to delay or otherwise to restrain, prohibit or otherwise affect the making of the Offer, the acquisition of some or all of the warrants pursuant to the Offer or otherwise relates in any manner to the Offer that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any action or omission to act by us), makes it inadvisable to proceed with the Offer or with acceptance for payment.”

(5)	The first sentence of the final paragraph in Section 6 (“Conditions of the Offer”) on page 16 of the Offer to Purchase is hereby amended to add the phrase “prior to the Expiration Date” after the phrase “in whole or in part, at any time and from time to time in our discretion.”

(6)	The first paragraph under the sub-heading “Incorporation by Reference” in Section 9 (“Certain Information about Westway”) on page 20 of the Offer to Purchase is hereby amended and restated in its entirety as follows:

“The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The following documents contain important information about us and we incorporate them by reference, along with any documents that are filed by us with the SEC on or before August 9, 2010, (excluding in each case, documents or information deemed to have been furnished and not filed in accordance with the SEC’s rules):

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2009, as filed on March 16, 2010 and amended on April 30, 2010;

•	Quarterly Reports on Form 10-Q for the three months ended March 31, 2010 and June 30, 2010, as filed on May 10, 2010, and August 9, 2010, respectively; and

•	Current Reports on Form 8-K, as filed on February 17, 2010; March 12, 2010; April 6, 2010; May 5, 2010; May 7, 2010; June 3, 2010; June 29, 2010; July 1, 2010 and July 27, 2010.

Documents we file (but not documents or information deemed to have been furnished and not filed in accordance with the SEC’s rules) with the SEC under Section 13(e), 13(c), 14 or 15(d) of the Exchange Act after the date of this Offer to Purchase will be incorporated by reference in this Offer to Purchase only upon our filing of a subsequent amendment to the Schedule TO. Any statement contained in this Offer to Purchase or in a document (or part thereof) incorporated by reference in this Offer to Purchase shall be considered to be modified or superseded for purposes of this Offer to Purchase to the extent that a statement contained in any subsequent amendment to this Offer to Purchase or amendment to the Schedule TO to which this Offer to Purchase relates modifies or supersedes that statement.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTWAY GROUP, INC.

By:	/s/ THOMAS A. MASILLA, JR.
Thomas A. Masilla, Jr.
Chief Financial Officer

Date: August 20, 2010

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase dated August 9, 2010.*

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)	Press Release issued by Westway Group, Inc. on August 9, 2010.*

(b)	Credit Agreement, dated as of November 12, 2009, among Westway Group, Inc. as borrower, JPMorgan Chase Bank, N.A., as administrative agent, Regions Bank, as syndication agent, CoBank ACB, Rabobank Nederland, SunTrust Bank, and Compass Bank (doing business as BBVA Compass), as documentation agents, and the lenders from time to time parties thereto (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on November 17, 2009).

(d)(1)	Stockholder’s Agreement, dated May 28, 2009, between Westway Group, Inc. and Westway Holdings Corporation (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(2)	Registration Rights Agreement, dated May 24, 2007, among Shermen WAS Acquisition Corp. and Certain Stockholders named therein (incorporated by reference to Exhibit 10.11 of the Company’s Registration Statement on Form S-1/A filed with the SEC on August 7, 2006).

(d)(3)	Registration Rights Agreement, dated May 28, 2009, among Westway Group, Inc., Westway Holdings Corporation, and certain employees of ED&F Man Holdings Limited or one or more of its affiliates (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(4)	Stock Escrow Agreement, dated May 28, 2009, among Westway Group, Inc., Westway Holdings Corporation, Shermen WSC Holding LLC, and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report, as Amended, on Form 10-Q/A filed with the SEC on August 17, 2009).

(d)(5)	Complete Separation Agreement and General Release between Peter J.M. Harding and Westway Group, Inc. dated June 25, 2010 (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

(d)(6)	Severance Agreement between Wayne Driggers and Westway Group, Inc. dated June 26, 2010 (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

(d)(7)	Severance Agreement between Thomas A. Masilla, Jr. and Westway Group, Inc. dated June 26, 2010 (incorporated by reference to Exhibit 10.3 of the Company’s Current Report on Form 8-K filed with the SEC on June 29, 2010).

(d)(8)	Founder Warrant Agreement between Continental Stock Transfer & Trust Company and Westway Group, Inc. (incorporated by reference to Exhibit 4.6 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(d)(9)	Warrant Agreement between Continental Stock Transfer & Trust Company and Westway Group, Inc. (incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form S-1/A filed with the SEC on August 7, 2006).

Exhibit Number	Description

(d)(10)	Form of Underwriter Purchase Option of CIBC World Markets Corp. (incorporated by reference to Exhibit 4.7 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(d)(11)	Form of Underwriter Purchase Option of CRT Capital Group LLC (incorporated by reference to Exhibit 4.8 of the Company’s Registration Statement on Form S-1/A filed with the SEC on May 17, 2007).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with Schedule TO-I on August 9, 2010.

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